Suite 600 – 595 Howe Street Vancouver, British Columbia Canada V6C 2T5 Tel: 604-662-3910 Fax: 604-677-6172

June 11, 2007

Via EDGAR

Carmen Moncada-Terry
Senior Attorney, Assistant Director
Division of Corporate Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Sir or Madam:

Re:	XTOL Energy Inc. (the “Company”)
Registration Statement on Form SB-2/A
Filed: May 29, 2007
File No. 333-142128

I am the Chief Financial Officer of the Company and write this letter on behalf of the Company. At this time I respectfully apply for an acceleration of the effective date of the Registration Statement for the Company for Wednesday, June 13, 2007 at 1:00 pm EST.

The Company acknowledges that the disclosure in the filing is the responsibility of the Company. The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Company represents that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you require any further information.

Yours truly,

XTOL ENERGY INC.

Per: /s/ Jordan Shapiro

Jordan Shaprio
Chief Financial Officer